# PICKWICK CAPITAL PARTNERS, LLC
# FINANCIAL STATEMENT
# AND
# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
# DECEMBER 31, 2025

**PICKWICK CAPITAL PARTNERS, LLC**
**CONTENTS**



LMHS, P.C.
*Certified Public Accountants and Advisors*

<center>*Report of Independent Registered Public Accounting Firm*</center>

To the Member
Pickwick Capital Partners, LLC
White Plains, NY

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Pickwick Capital Partners, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pickwick Capital Partners, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Pickwick Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*LMHS, P.C.*

LMHS, P.C.

We have served as Pickwick Capital Partners, LLC's auditor since 2024.

Norwell, Massachusetts

March 25, 2026



Members of
AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



A member of
mgi worldwide

# PICKWICK CAPITAL PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2025

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 341,143 |
| Accounts receivable, net | | 1,428,637 |
| Prepaid expenses | | 77,180 |
| Securities owned, at fair value | | 66,177 |
| Advances to employees | | 19,731 |
| Other assets | | 6,091 |
| | | |
| Total Assets | $ | 1,938,959 |

### LIABILITIES AND MEMBERS' EQUITY

Liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 1,487,530 |
| Deferred revenue | | 4,500 |
| Commission payable to member | | 3,521 |
| | | |
| Total Liabilities | | 1,495,551 |
| | | |
| Liabilities subordinated to the claims of general creditors | | 180,000 |
| | | |
| Members' equity | | 263,408 |
| | | |
| Total Liabilities and Members' Equity | $ | 1,938,959 |

The accompanying notes are an integral part of this financial statement.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Pickwick Capital Partners, LLC (the "Company") was organized under The Wyoming Limited Liability Act. It is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC") and Municipal Securities Rulemaking Board ("MSRB").

The Company provides strategic advisory services regarding business operations and investment banking transactional services including advisory and capital raising for corporate customers and Hedge, Private Equity, Venture, and other alternative asset funds. The Company also provides Chaperoning services under Rule 15a-6 of the Securities Exchange Act of 1934.

### Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation
The accompanying financial statement have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and the rules and regulations of the SEC. It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

### Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.  Cash equivalents are carried at cost, which approximates fair value.

### Accounting Basis
The Company uses the accrual basis of accounting for financial statement and cash basis for income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

### Use of Estimates
The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Accounts Receivable
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amounts of credit losses is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. As of January 1, 2025 and December 31, 2025, the Company's accounts receivable were $1,611,906 and $1,428,637 respectively.  The allowance for credit losses reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations.  At December 31, 2025, the Company recorded total bad debts in the amount of $55,896.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Balances

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company did not have any contract assets but had contract liabilities of $20,667 at January 1, 2025. The Company has no contract assets but has contract liabilities of $4,500 at December 31, 2025.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The Company identified no fees receivable as impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company makes an allowance for receivables that are aged over 12 months. Accordingly, the Company provided an allowance for credit losses in the amount of $57,543 at December 31, 2025.

Revenue Recognition and Commission Cost

Accounting Standards Codification ("ASC") – Revenue from Contracts with Customers requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's revenues are from placement fees, advisory fees, fixed retainer fees, and a percentage of the Fund Manager's service fees. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, or private placement (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition once each transaction is finalized. Consulting agreements with Fund Managers are multi-year contracts. Marketing contracts are also for multiple years. The Company is compensated by a fixed fee and or a percentage of the Fund's fees. The fee to be paid to the Company shall be determined on the basis of fees earned and collected by the Fund Manager. This calculation shall include all fees earned and received by the Fund Manager as a result of cash or in-kind additions to the accounts, or fees based on investment performance. Once the fee is determined and agreed (realized) upon by both the Company and the Fund Manager, the Company recognizes the fee and invoices the Fund Manager. Fee income is recognized when earned and related performance obligations are satisfied in accordance with contractual arrangements with clients and the collectability is reasonably assured. Related commission expense is recognized at the same time as the fee income.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk

The Company places its cash with two high credit quality financial institutions. The Company's accounts at each of these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of either of such financial institutions, the Company evaluates at least annually the rating of the financial institutions in which it holds deposits.

Fair Values of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's assets and liabilities are recorded at fair value on a recurring basis based upon a fair value hierarchy, in accordance with ASC 820, as of December 31, 2025.

The following table presents a reconciliation of Level 1 assets measured at fair value for the year ended December 31, 2025.

|  | Assets Securities owned |
| --- | --- |
| Level 1 – Balance December 31, 2025 | $ 114,230 |
| Securities purchased | 0 |
| Net change in realized gain/(loss) | 0 |
| Net change in unrealized gain/(loss) | (48,053) |
| Level 1 – Balance December 31, 2025 | $ 66,177 |

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2024, 2023, and 2022. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statement.

The Company is treated as a partnership for income tax purposes, whereby the income or loss is reported by the LLC members based on their ownership percentage. Accordingly, the Company is not responsible for income taxes other than minimum state excise taxes.

Concentration of Customer Revenue

For the year ended December 31, 2025, three customers accounted for 35% of the Company's revenue and 26% of accounts receivable. One of these customers accounted for approximately 26% of the accounts receivable.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisitions advisory services, business development corporation interests, private placements and consulting.

The accounting policies for fees are the same as those described in the summary of significant policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the statement of operations. The measurement of segment assets is reported on the statement of financial condition as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The Company's chief operating decision maker is the Managing Member

## 3. NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $172,613, which was $72,910 in excess of the FINRA's minimum net capital requirement of $99,703. At December 31, 2025 the Company's ratio of aggregate indebtedness to net capital was 8.66 to 1.

## 4. COMMITMENTS AND CONTINGENCIES

Leases
On November 1, 2010, the Company renewed its operating lease for its office space in White Plains, NY on a month-to-month basis, cancellable with two months written notice. On May 11, 2015, September 15, 2015, January 3, 2019, and September 10, 2019 the Company amended its operating lease to include more space. On December 30, 2020, the Company amended its operating lease to reduce its amount of space.
Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which require disclosure.

## 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under four subordination agreements, which are scheduled to mature on the following dates: $10,000 on January 15, 2026, $10,000 on March 1, 2026, $10,000 on December 16, 2026, and $150,000 on March 17, 2026. The maturity of these agreements automatically extends for an additional year if the lender does not request repayment thirteen months prior to maturity. The four subordination agreements in the aggregate amount of $180,000, which are between the lenders and the Company, have been approved by FINRA and, as such, are available for net capital purposes.

## 6. GUARANTEES

FASB ASC 460, Guarantees, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2025 or during the year then ended.

## 7. SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2025, and the auditor's report date, when the financial statement was issued. All subsequent events requiring recognition as of the auditor's report date, have been incorporated into this financial statement herein.